SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934*
                                (Amendment No. 2)

                              MI Developments Inc.
                                (Name of Issuer)

                        Class A Subordinate Voting Shares
                         (Title of Class of Securities)

                                   55304X 10 4
                                 (CUSIP Number)

                                    Dan Fuoco
                            Magna International Inc.
                                 337 Magna Drive
                             Aurora, Ontario L4G 7K1
                                 (905) 726-7123
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 with a copy to:
                              Kenneth G. Alberstadt
                    Law Office of Kenneth G. Alberstadt PLLC
                            111 Broadway, 18th Floor
                               New York, NY 10006
                                 (212) 404-7566
                               September 16, 2005
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box .

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

----------
* The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55304X 10 4            SCHEDULE 13D/A                Page 2 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     FRANK STRONACH
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     AUSTRIA
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,523,456
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        70,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,523,456
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    70,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,593,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55304X 10 4            SCHEDULE 13D/A                Page 3 of 7 Pages

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     BERGENIE ANSTALT
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     LIECHTENSTEIN
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    2,523,456
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        70,000
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           2,523,456
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    70,000
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,593,456
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |_|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     OO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 55304X 10 4            SCHEDULE 13D/A                Page 4 of 7 Pages

Introduction

      This Amendment No. 2 to Schedule 13D amends the Statement on Schedule 13D (the "Statement") filed by Frank Stronach on September 20, 2003, as previously amended, with respect to the Class A Subordinate Voting Shares (the "Class A Shares") of MI Developments Inc., an Ontario, Canada corporation ("MID").

Item 1. Security and Issuer

      This Statement relates to the Class A Shares. The principal executive offices of MID are located at 455 Magna Drive, Aurora, Ontario, Canada, L4G 7K1.

Item 5. Interest In Securities Of The Issuer.

(a)         Frank Stronach acts as one of three trustees of the Stronach Trust.
            The remaining trustees of the Stronach Trust are Elfriede Stronach, Mr. Stronach's spouse, and Andrew Stronach, Mr. Stronach's son. Mr. Stronach is entitled to appoint additional trustees and to remove trustees. Determinations by the Stronach Trust are made by a majority of the trustees, which majority must include Mr. Stronach. The Stronach Trust owns all of the outstanding voting securities of 445327 Ontario Limited ("445327"). 445327 beneficially owns 363,414 Class A Shares issuable upon conversion of an equivalent number of Class B Shares of MID ("Class B Shares") held by it. 445327 holds 726,829 Class B Shares of Magna International Inc. ("Magna"), such shares representing approximately 56.5% of the total votes carried by the Class A Subordinate Voting Shares and Class B Shares of Magna. 865714 Ontario Inc. ("865714") beneficially owns 45,870 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it, with respect to which Class B Shares Magna exercises dispositive power pursuant to a unanimous shareholder agreement.

            Mr. Stronach acts as one of the three trustee of the Employees Deferred Profit Sharing Plan (US) (the "US DPSP") of Magna, which holds 899,804 Class A Shares.

            The Sun Life Assurance Company of Canada is the trustee of the Magna Deferred Profit Sharing Plan (Canada) (the "Canadian DPSP" and, together with the US DPSP, the "Plans"), which beneficially owns 1,214,368 Class A Shares (including 55,722 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by
            it). The Sun Life Assurance Company of Canada has the power to vote the Class A Shares held by the Canadian DPSP. However, as Chairman of Magna, Mr. Stronach has the right to direct The Sun Life Assurance Company of Canada with respect to the voting and disposition of the Class A Shares held by the Canadian DPSP.

            Fair Enterprise Limited ("Fair Enterprise") beneficially owns 70,000 Class A Shares (including 20,000 Class A Shares issuable upon conversion of an equivalent number of Class B Shares held by it). Bergenie owns all of the outstanding shares of capital stock of Fair Enterprise.

            Elfriede Stronach, the spouse of Mr. Stronach, holds 650 Class A Shares. The reporting person disclaims beneficial ownership of such Class A Shares and they are excluded from the beneficial ownership position of the reporting person described herein.

            Frank Stronach and Bergenie may be deemed to constitute a group with respect to the acquisition, holding, voting and disposition of the 70,000 Class A Shares beneficially owned by Fair Enterprise. As

CUSIP No. 55304X 10 4            SCHEDULE 13D/A                Page 5 of 7 Pages

            a consequence, Mr. Stronach may be deemed to be the beneficial owner of the Class A Shares beneficially owned by Fair Enterprise and Bergenie may be deemed to be the beneficial owner of all Class A Shares that are or may be deemed to be beneficially owned by Mr. Stronach. The filing of this amendment shall not be construed as an admission that (i) Mr. Stronach beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by the Stronach Trust, 445327, 865714, the Plans or Fair Enterprise or (ii) Bergenie beneficially owns any Class A Shares that are or may be deemed to be beneficially owned by Mr. Stronach, the Stronach Trust, 445327, 865714 or the Plans. Without limitation of the foregoing, the reporting persons disclaim beneficial ownership of such Class A Shares for purposes other than U.S. securities law purposes. Assuming the beneficial ownership of all such Class A Shares, each reporting person is the beneficial owner of 2,593,456 Class A Shares, representing 5.4% of the Class A Shares (determined in accordance with Rule 13d-3).

            Assuming the beneficial ownership of all Class A Shares as to which beneficial ownership is disclaimed herein, each of Frank Stronach and Bergenie is the beneficial owner of 2,593,456 Class B Shares, representing 5.4% of the Class A Shares (determined in accordance with Rule 13d-3).

(b) Frank Stronach and Bergenie may be deemed to share voting and dispositive power with respect to the Class A Shares beneficially owned by Fair Enterprise. Frank Stronach may be deemed to have sole voting and dispositive power with respect to all other Class A Shares that are or may be deemed to be beneficially owned by him.

(c) During the sixty days preceding the filing of this statement, neither of the reporting persons acquired any securities of MID.

(d)-(e)     Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

            On March 4, 2005, the Stronach Trust, as sole shareholder of 445327, adopted two representative designations with respect to 445327 under
            Section 102(2) of the Ontario Business Corporations Act (the "OBCA"). The first designation (the "First Prior Designation") appointed Frank Stronach as 445327's authorized representative to exclusively represent 445327 at all meetings of the shareholders of MID and to vote all shares of capital stock of MID owned by 445327 solely in the manner directed by the Stronach Trust. The second designation (the "Second Prior Designation" and, together with the First Prior Designation, the "Prior Designations") appointed Belinda Stronach, effective upon the death or disability of Mr. Stronach and upon the occurrence of certain other events, as 445327's authorized representative with respect to shares of MID capital stock held by 445327. Belinda Stronach is Mr. Stronach's daughter.

            On or about September 15, 2005, Belinda Stronach resigned as the sole director and officer of 445327 and as a trustee of the Stronach Trust. On or about September 16, 2005, the following actions were taken: (i) Mr. Stronach and his spouse were elected as the directors of 445327, (ii) Mr. Stronach's spouse was appointed as President and Secretary of 445327, (iii) the Stronach Trust and Ms. Stronach, constituting all of the shareholders of 445327, adopted a representative designation in replacement of the First Prior Designation that appointed Mr. Stronach as the voting representative of 445327, (iv) the Second Prior Designation was revoked, (v) the existing unanimous shareholders agreement of 4453427 was terminated, except for a provision permitting the Stronach Trust to purchase Belinda Stronach's

CUSIP No. 55304X 10 4            SCHEDULE 13D/A                Page 6 of 7 Pages

            shares in 445327, and (vi) Belinda Stronach executed an undertaking in favor of a third party with respect to such shares. The Stronach Trust, 445327 and Belinda Stronach then entered into a new unanimous shareholder agreement.

            The purpose of the foregoing actions was to divest Belinda Stronach of interests relating to 445327 and its portfolio companies, including MID, to the extent required by the Conflict of Interest and Post-Employment Code for Public Office Holders (2004) of the Government of Canada (the "Code"). Following these actions, the parties to the agreements and instruments described above entered into and placed in escrow a second series of documents that will facilitate the reinstatement of the Prior Designations and related arrangements at such time as Belinda Stronach is no longer subject to the Code.

Item 7. Material to be Filed as Exhibits

Exhibit A   Joint Filing Agreement

Exhibit B   Resolutions of the Shareholders of 445327

Exhibit C   Shareholder Agreement dated as of September 15, 2005 among 445327, the trustees of the Stronach Trust and Belinda Stronach

Exhibit D   Authorizing Resolution

CUSIP No. 55304X 10 4            SCHEDULE 13D/A                Page 7 of 7 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: September 16, 2005

                                       /s/ FRANK STRONACH
                                       ----------------------------------------
                                       Frank Stronach


                                       BERGENIE ANSTALT


                                       By: Prasidial Management Anstalt
                                           -------------------------------------
                                           Director of Bergenie Anstalt


                                       By: /s/ JOHANNES DUR
                                           -------------------------------------
                                           Name:  Johannes Dur
                                           Title: Director of PMA


                                       By: /s/ CILGIA CRUZER
                                           -------------------------------------
                                           Name:  Cilgia Cruzer
                                           Title: authorized signatory for PMA

                                                                       Exhibit A

                             JOINT FILING AGREEMENT

            The undersigned hereby agree jointly to prepare and file with regulatory authorities a Statement on Schedule 13D/A reporting a material change in facts and hereby affirm that such Statement on Schedule 13D/A is being filed on behalf of each of the undersigned in accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934. This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: September 16, 2005


                                   /s/ FRANK STRONACH
                                   ----------------------------------------
                                   Frank Stronach


                                   BERGENIE ANSTALT


                                   By: Prasidial Management Anstalt
                                       Director of Bergenie Anstalt


                                   By: /s/ JOHANNES DUR
                                       ------------------------------------
                                       Name:  Johannes Dur
                                       Title: Director of PMA


                                   By: /s/ CILGIA CRUZER
                                       ------------------------------------
                                       Name:  Cilgia Cruzer
                                       Title: authorized signatory for PMA

                                                                       Exhibit B

                         RESOLUTIONS OF THE SHAREHOLDERS

                                       OF

                             445327 ONTARIO LIMITED
                               (the "Corporation")

APPOINTMENT OF FRANK STRONACH AS REPRESENTATIVE OF THE CORPORATION

WHEREAS

A. The Corporation holds shares in the capital stock of Magna International Inc. ("Magna") and MI Developments Inc. ("MID") and may from time to time acquire and hold shares of other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time, including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the Business Corporations Act (Ontario) ("OBCA")) of Magna or MID or of other bodies corporate any of the shares of which are, or have been previously, owned directly or indirectly by Magna or MID and which shares have been, or in the future are, distributed or otherwise transferred to any of the shareholders of Magna or MID (collectively, the "Magna Entities");

B. Each of the Corporation, Magna and MID are incorporated under and are governed by the OBCA;

C. The Corporation wishes to authorize an individual (the "Representative") to represent it at meetings of the shareholders of Magna and MID and, to the extent that the Corporation owns shares in the capital stock thereof, at meetings of any other Magna Entity; and

D. The discretion, rights and powers of the directors of the Corporation (including each individual who is now a director of the Corporation or is subsequently elected or appointed a director of the Corporation) to manage, and supervise the management of, the business and affairs of the Corporation is restricted by a unanimous shareholder agreement between the shareholders of the Corporation and the Corporation made the 15th day of September, 2005 (as amended, restated, superseded, replaced or otherwise modified from time to time, the "USA");

NOW THEREFORE BE IT RESOLVED that:

1. Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of Magna and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of Magna, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of

      Magna owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders, subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by the Trustees of Stronach Trust in accordance with Section V(I) of the trust indenture constituting Stronach Trust dated the 18th day of February, 1991 (the "Trust Indenture") and otherwise in accordance with the provisions of the Trust Indenture.

2. Subject to the terms hereof, Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of MID and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of MID, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of MID owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of the shareholders subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by Stronach Trust.

3. Frank Stronach is hereby appointed as the Corporation's authorized representative to exclusively represent the Corporation at all meetings of the shareholders of any of the other Magna Entities (if, as and when any shares in the capital stock of any Magna Entity are acquired directly by the Corporation) and to act on the Corporation's behalf at all such meetings, and he is hereby authorized to exercise on behalf of the Corporation all the powers it could exercise if it were an individual holder of shares in the capital stock of any Magna Entity, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of any Magna Entity owned directly by the Corporation from time to time and to exercise those rights and powers by, without limitation, executing and delivering on behalf of the Corporation all necessary or desirable documents or instruments in writing, including all proxies, ballots and resolutions in writing in lieu of an actual meeting of shareholders subject always to the requirement that those rights and powers shall only be exercised by him in the manner directed by Stronach Trust.

4. The appointments and authorizations under paragraphs 1, 2 and 3 of this resolution are made, as applicable depending on the governing corporate statute of the corporation or corporations whose shares are described in paragraphs 1, 2 and 3, pursuant to subsection 102(2) of the OBCA, subsection 140(2) of the Canada Business Corporations Act ("CBCA") and the provisions of any other applicable corporate statute that are substantially the same as subsection 102(2) of the OBCA and 140(2) of the CBCA, as the case may be ("collectively, the "Applicable Provisions"). The Corporation shall prepare or cause to be prepared all such other documents and instruments as are necessary from time to time to give effect to any appointments and authorizations made under paragraphs 1, 2 and 3 pursuant to the Applicable Provisions.

5. The appointments and authorizations under paragraphs 1, 2 and 3 of this resolution shall automatically terminate and, subject to paragraph 6 below, shall be of no force or effect immediately upon (i) the death of Frank Stronach; (ii) the mental incompetency of Frank Stronach; (iii) the voluntary resignation of Frank Stronach as the appointee hereunder; (iv) the voluntary resignation of Frank Stronach as Trustee of Stronach Trust; and (v) the failure or inability of Frank Stronach to exercise his powers as and when required under the appointments made herein, which failure or inability is not due to his death, mental incompetency or abstention. For the purposes of this resolution, Frank Stronach shall be deemed to be mentally incompetent upon the occurrence of any one or more of the following events (in each case referred to in this resolution as, a "Competency Decision"):

      (a) a Court has found him to be incapable of managing property in a proceeding under the Substitute Decisions Act (S.O. 1992 as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "SDA");

      (b) an assessor (as such term is defined by the Regulations to the SDA) has issued a certificate of incapacity certifying that he is incapable of managing property pursuant to the SDA;

      (c) a certificate of incapacity has been issued under the Mental Health Act (R.S.O. 1990, as amended, superseded, substituted or replaced from time to time, hereinafter referred to as the "MHA") certifying that he is incapable of managing property; or

      (d) a finding, certification, declaration, judgement or decision with regard to Frank Stronach's capacity to manage property has been made, on substantially the same basis as provided under the SDA or the MHA, pursuant to the applicable laws of any other jurisdiction that has proper jurisdiction over Frank Stronach's person or property.

6. In the event that (i) the appointments made hereunder are terminated pursuant to section 5(v) and Frank Stronach's ability to exercise his powers as and when required under the appointments made herein are subsequently restored (where Frank Stronach had previously failed or been unable to exercise those powers other than by reason of death, mental incompetency or abstention); or (ii) a Competency Decision is reversed, rescinded, terminated or otherwise ceases to be of force and effect by way of Court order or by way of any other procedure under the applicable laws pursuant to which the Competency Decision was issued, (in the case of (i) and (ii), each a "Reversal Event") the appointments and authorizations under paragraphs 1, 2 and 3 of this resolution shall again become enforceable and effective as of the date on which the Reversal Event occurs without prejudice to any actions taken by or on behalf of the Corporation in the period in which the appointments and authorizations hereunder were terminated.

7. The exercise by Frank Stronach on behalf of the Corporation of all of the power it could exercise if it were an individual holder of shares in the capital stock of Magna, MID or any other Magna Entity, including the right and power to exercise all voting rights attaching or applicable to any shares in the capital stock of Magna, MID and any other Magna Entities, as applicable, and the exercise by Frank Stronach of the voting rights attaching to the Magna, MID or any other Magna Entity shares shall be conclusive evidence that the exercise of such rights and powers and the voting of such shares were carried out by him in the manner directed by the Trustees of Stronach Trust and in accordance with the relevant provisions of the Trust Indenture.

8. This resolution may be executed by the parties in several counterparts each of which when so executed and delivered shall be deemed to be an original, and all such counterparts shall together constitute one and the same instrument. This resolution may be delivered by fax or other form of electronic means of recorded communication.

                  (Signatures continued on the following page.)

THE UNDERSIGNED, being the shareholders of the Corporation exercising the powers of the board of directors of the Corporation by virtue of the USA, hereby pass the foregoing resolutions pursuant to the provisions of the OBCA.

DATED the 15th day of September, 2005.

                                             TRUSTEES OF THE STRONACH TRUST


                                             Per:   /s/ FRANK STRONACH
                                                    ----------------------------
                                                    Frank Stronach, Trustee


                                             Per:   /s/ ELFRIEDE STRONACH
                                                    ----------------------------
                                                    Elfriede Stronach, Trustee


                                             Per:   /s/ ANDY STRONACH
                                                    ----------------------------
/s/ BELINDA STRONACH                                Andrew Stronach, Trustee
--------------------------
Belinda Stronach

                                                                       Exhibit C

                         UNANIMOUS SHAREHOLDER AGREEMENT

      THIS AGREEMENT made the 15th day of September, 2005,

B E T W E E N:

            445327 ONTARIO LIMITED, a corporation incorporated under the laws of Ontario,

            (the "Corporation")

            - and -

            TRUSTEES OF THE STRONACH TRUST,

            (the "Trust")

            - and -

            BELINDA STRONACH, of the Town of Aurora in the Province of Ontario,

            ("Belinda")

WHEREAS:

A. The Corporation is a corporation incorporated under and governed by the Business Corporations Act (Ontario) ("OBCA");

B. The authorized capital of the Corporation consists of an unlimited number of shares of one class designated as Class A special shares, an unlimited number of shares of one class designated as Class B special shares and an unlimited number of shares of one class designated as common shares;

C. As of the date of this Agreement the issued and outstanding shares of the Corporation are owned beneficially and of record as follows:

      Shareholder         Class of Shares          Number of Shares
      -----------         ---------------          ----------------

      Trust               Common                   1,918,306

                          Class B special          5,408,950

      Belinda             Class A special          100

      (The Class A special shares owned by Belinda, including any acquired in addition to those noted above, shall hereinafter be referred to as the "Class A Special Shares");

D. The parties are entering into this Agreement to provide for the governance of the Corporation and to state their obligations with respect to the Corporation and to each other in relation to their respective shareholding in the Corporation;

NOW THEREFORE IN CONSIDERATION of the mutual covenants herein contained the parties agree as follows:

1.    Definitions

In this Agreement, (in addition to those other words and phrases also defined and set out in bold, including in the recitals to this Agreement), unless the context expressly or by necessary implication requires otherwise, the following words and phrases shall have the meanings indicated and grammatical variations shall have the corresponding meanings:

      "Directors" means the directors of the Corporation;

      "Magna" means Magna International Inc., and its successors by merger or amalgamation;

      "Magna Entities" means other bodies corporate which are, or in the future become, successors to all or part of the business or undertaking of Magna or MID from time to time, any shares in the capital stock of which have been previously owned directly or indirectly by Magna or MID, including any shares held directly or indirectly by any affiliate or subsidiary (as such terms are defined in the OBCA) of Magna or MID and also means any body corporate any of the shares of which are, or have been previously, owned directly or indirectly by Magna or MID and which shares have been, or in the future are, distributed or otherwise transferred to any of the shareholders of Magna or MID;

      "MID" means MI Developments Inc., and its successors by merger or amalgamation;

      "Ordinary Resolution" means (i) a resolution passed by Shareholders holding shares representing not less than 51% of the votes attached to all of the Voting Shares at a duly convened meeting of the Shareholders; or
      (ii) an instrument or counterpart instruments executed in writing by Shareholders holding shares representing not less than 51% of the votes attached to all of the Voting Shares;

      "Shareholders" means the Trust and Belinda and any other person who purchases or otherwise acquires any share or shares in the capital stock of the Corporation by any means permitted under the terms and conditions of this Agreement, and "Shareholder" means any one of them; and

      "Voting Shares" means the common shares in the capital stock of the Corporation and any other shares in the capital stock of the Corporation that entitle the holder thereof to vote at all meetings of Shareholders.

2.    Restriction on Powers

The powers of the Directors and all other persons who become Directors to manage or supervise the management of the business and affairs of the Corporation whether such powers arise from the OBCA, the articles or by-laws of the Corporation or otherwise are restricted to the fullest extent permitted by law. Except as provided in section 5 of this Agreement, the Shareholders assume all rights, powers, duties and liabilities of the Directors and of all other persons who become Directors, to manage or supervise, subject to the terms and conditions of this Agreement, the management of the business and affairs of the Corporation whether arising under the OBCA or otherwise. In exercising the rights, powers and duties granted and transferred hereby, and subject to the terms and conditions hereof, the Shareholders shall be subject to the same duties and liabilities to which the Directors would have been subject in the exercise of such rights and powers had this Agreement not been made.

3.    Duties and Liabilities

The Directors and all other persons who become Directors are wholly relieved of all duties and liabilities imposed upon them as Directors.

4.    Authorized Representative

The appointment of Frank Stronach as the authorized representative of the Corporation by resolution dated September 15, 2005 authorized under subsection 102(2) of the OBCA is hereby ratified, adopted, confirmed and approved in all respects.

5.    Specific Management Matters

The provisions of this section 5 shall apply with respect to all considerations, decisions, determinations and actions by or on behalf of the Corporation with respect to all aspects of the management of the Corporation's assets (referred to herein as, an "Asset Management Decision") which Asset Management Decisions shall include, without limitation, all considerations, decisions, determinations and actions by or on behalf of the Corporation with respect to (i) the exercise of any authority or discretion to vote or cause to be voted any share of Magna, MID or any other Magna Entity held by the Corporation (except to the extent that such authority or discretion has been delegated pursuant to subsection 102(2) of the OBCA or other similar statutory provision); (ii) the sale, lease, exchange, transfer, loan, assignment or other disposition of any shares of Magna, MID or any other Magna Entity held by the Corporation; or (iii) the pledge by the Corporation of, or the granting by the Corporation of any charge, lien, encumbrance or other security interest over or with respect to, any shares of Magna, MID or any other Magna Entity held by the Corporation (any of the actions referred to in subsections 5(ii) and (iii) being referred to in this Agreement as, a "Disposition"). Without limiting the generality of the foregoing, the provisions of this section 5 shall apply, during the relevant time periods, to all considerations, decisions, determinations and actions by the Corporation with respect to all possible, proposed and actual Dispositions, including the Corporation's decision whether to accept any third party offer to acquire, or to enter into any agreement to sell or to grant any right or option to any person to acquire, any shares of Magna, MID or any other Magna Entity held by the Corporation. The Shareholders and the Corporation agree to the following provisions which shall govern all Asset Management Decisions, including with respect to all Dispositions:

      (a) The Shareholders who hold Voting Shares from time to time are hereby vested with the exclusive corporate power and authority to legally bind or obligate the Corporation with respect to all aspects of all Asset Management Decisions. The power and authority granted under this subsection 5(a) shall be exercised by the holders of Voting Shares by Ordinary Resolution or by such greater threshold of approval as may be required pursuant to applicable laws, including the OBCA, and, upon passage, each such Ordinary Resolution or other approval, as the case may be, shall be legally binding upon the Corporation and upon all Shareholders in accordance with its terms, whether or not those Shareholders were entitled to vote with respect to, or voted in favour of, the proposed Ordinary Resolution or other approval; and

      (b) If and to the extent that at any time any Shareholder who holds Class A Special Shares has any rights or powers that he or she wishes to exercise pursuant to applicable laws, including subsection 184(6) of the OBCA, to vote his or her Class A Special Shares with regard to any aspect of any Disposition, each holder of Class A Special Shares hereby covenants and agrees that he or she shall, in all circumstances, vote or cause to be voted (or withhold from voting) his or her Class A Special Shares in the manner that he or she shall be directed, either specifically or generally, by instrument in writing signed by the holders of a majority of the then issued and outstanding Voting Shares; and

      (c) The provisions of this section 5 are not intended to restrict in any respect the exercise by a holder of Class A Special Shares of any applicable dissent rights under the OBCA.

6.    Indemnity

In consideration hereof, the Trust hereby indemnifies and saves harmless and agrees to defend at the Trust's expense the Directors and their respective heirs, executors, administrators and other legal representatives (collectively, the "Indemnitees") from and against all losses, damages, costs, charges and expenses suffered or incurred by any Director by reason of his or her having acted as a Director, including, without limitation, all amounts paid to settle any action or satisfy any judgment reasonably incurred by or on behalf of any Director in respect of any civil, criminal or administrative action or proceeding to which such Director is a party (or any such proceeding which might be threatened and in respect of which such Director is threatened to be made a party) by reason of such Director being or having been a Director of the Corporation or by reason of any default in the performance of or breach by the Shareholders of the rights, powers, duties and liabilities expressed herein to be assumed by the Shareholders provided that the Director has acted honestly and in good faith and in the best interests of the Corporation.

Notwithstanding the foregoing, the recourse of any Indemnitee under this Agreement (including the indemnification provisions hereunder), and the liability of each of the Trustees of the Trust to the Indemnitee under this Agreement, shall, despite the legal nature of any action, suit, right, claim, relief or remedy brought or asserted by any Indemnitee against any Trustee of the Trust, be limited to the enforcement and realization by the Indemnitee of his or her legal and equitable rights and remedies against the property and assets, from time to time, of the Trust. No Indemnitee shall have any recourse against any of the personal assets, property or rights of any of the Trustees of the Trust.

7.    Termination

Subject to the terms hereof, the Agreement shall be terminated and of shall be no force and effect upon the earlier of:

      (a) the date upon which the Trust becomes the sole shareholder of the Corporation; or

      (b) such date upon which all of the Shareholders shall agree to terminate this Agreement,

provided that such termination shall not affect any obligation of any party hereto that is, by its terms, intended to survive termination, or that arose prior to the date of such termination, including, without limitation, any obligation to indemnify by reason of any matter which has arisen or any circumstances which have occurred prior to the termination.

8.    Further Assurances

The parties shall sign such documents, cause such meetings to be held, votes cast, resolutions passed, by-laws enacted and documents executed, and shall take, or cause to be taken, such action as may be necessary or desirable to give effect to this Agreement.

9.    Applicable Law

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

10.   Assignment

This Agreement and the rights and obligations of the parties hereunder may not be assigned.

11.   Binding Effect

This Agreement shall enure to the benefit of and be binding upon the parties, all future shareholders of the Corporation and all persons who become Directors and their respective heirs, executors, administrators, other personal representatives, successors and assigns.

12.   Amendment in Writing

This Agreement may not be amended except by instrument in writing executed by all of the parties hereto.

13.   Amalgamation

This Agreement shall survive all future amalgamations in which the Corporation is an amalgamating holding body corporate.

14.   Effective Date

This Agreement shall be effective as of and from the date hereof.

15.   Counterparts

This Agreement may be executed in several counterparts, each of which when so executed, shall be deemed to be an original and such counterparts together shall constitute one and the same instrument which shall be sufficiently evidenced by any such original counterpart. Execution and delivery of this Agreement by telefacsimile transmission or other electronic means shall be accepted and treated as an original for all purposes.

                  (Signatures continued on the following page.)

IN WITNESS WHEREOF the parties hereto have executed this Agreement as of the day first written above.

                                             TRUSTEES OF STRONACH TRUST


                                             /s/ FRANK STRONACH
                                             -----------------------------------
                                             Frank Stronach - Trustee


                                             /s/ ELFRIEDE STRONACH
                                             -----------------------------------
                                             Elfriede Stronach - Trustee


                                             /s/ ANDY STRONACH
                                             -----------------------------------
                                             Andrew Stronach - Trustee


                                             445327 ONTARIO LIMITED


                                             By: /s/ BELINDA STRONACH
                                                 -------------------------------
                                             Name:  Belinda Stronach
                                             Title:


                                             /s/ BELINDA STRONACH
                                             -----------------------------------
                                             Belinda Stronach

                                                                       Exhibit D

                         RESOLUTION OF THE SHAREHOLDERS

                                       OF

                             445327 ONTARIO LIMITED
                               (the "Corporation")

      WHEREAS the Honourable Belinda Stronach has been appointed as a federal Cabinet Minister and she must therefore be in compliance with the terms of the Conflict of Interest and Post-Employment Code for Public Office Holders (2004) of the Government of Canada (the "Code");

      AND WHEREAS the steps to be taken by Belinda Stronach to comply with the Code will result in certain changes to the corporate governance structure of the Corporation including with respect to the unanimous shareholder agreement between the shareholders of the Corporation made the 4th day of March, 2005 (as amended, restated, superseded, replaced or otherwise modified, the "Unanimous Shareholder Agreement") and with respect to the appointments dated the 4th day of March, 2005 made pursuant to subsection 102(2) of the Business Corporations Act (Ontario) ("OBCA"), and the Corporation will be required to execute and deliver certain agreements and other documents in connection therewith;

NOW THEREFORE BE IT RESOLVED THAT:

1. The Corporation be and it is hereby authorized to enter into and to perform its obligations under the following documents (each to be in form and substance satisfactory to the director, officer or authorized signing officer of the Corporation who signs the document): (1) the agreement terminating the unanimous shareholder agreement made the 4th day of March, 2005 to be dated on or about September 15, 2005; (2) the unanimous shareholder agreement to be dated on or about September 15, 2005; (3) the amended and restated unanimous shareholder agreement to be dated on or about September 16, 2005; (4) the escrow agreement to be dated on or about September 16, 2005; and (5) such further and other agreements and documents as may be necessary or desirable in connection with the above matters including, without limitation any regulatory filings required in connection therewith (collectively, the "Documents").

2. Any officer or director of the Corporation, or any of Frank Stronach, Elfriede Stronach or Belinda Stronach, as authorized signing officers, signing alone, be and each of them is hereby authorized and directed to execute the Documents on behalf of the Corporation, subject to any amendment approved by the signing director or officer, and to apply thereto the corporate seal of the Corporation and to all such other acts and things as may be necessary or desirable in connection with the above matter.

3. The resolution appointing Frank Stronach as authorized representative of the Corporation under subsection 102(2) of the OBCA and the resolution appointing Belinda Stronach as authorized representative of the Corporation under subsection 102(2) of the OBCA, each dated the 4th day of March, 2005, be and same are each hereby revoked effective on the date of the date of these resolutions.

                   (Signatures appear on the following page.)

THE UNDERSIGNED, being the shareholders of the Corporation, exercising the powers of the board of directors of the Corporation by virtue of the Unanimous Shareholder Agreement, hereby pass the foregoing resolutions pursuant to the provisions of the Business Corporations Act (Ontario). These resolutions may be executed in separate counterparts, each of which shall be deemed to be an original, and signatures delivered by telefacsimile transmission or other electronic means shall be received and treated as originals for all purposes..

DATED the 15th day of September, 2005.

                                           TRUSTEES OF STRONACH TRUST


                                           Per:  /s/ FRANK STRONACH
                                                 -------------------------------
                                                 Frank Stronach, Trustee


/s/ BELINDA STRONACH                       Per:  /s/ ELFRIEDE STRONACH
----------------------------                     -------------------------------
Belinda Stronach                                 Elfriede Stronach, Trustee


                                           Per:  /s/ BELINDA STRONACH
                                                 -------------------------------
                                                 Belinda Stronach, Trustee


                                           Per:  /s/ ANDY STRONACH
                                                 -------------------------------
                                                 Andrew Stronach, Trustee